SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 3, 2006

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower 1, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form  20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K: (1) an announcement regarding the resignation as an Executive Director and Finance Director of the Company tendered by Ms. Sio Veng Kuan, Corinna and the new appointment of Mr. Lai Ni Quiaque as an Executive Director and Chief Financial Officer of the Company both with effect from January 1, 2006 and (2) a press release in relation to the appointment of Mr. Yeung Chu Kwong, William as the Chief Operating Officer with effect from October 3, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer

Dated: January 3, 2006

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

CHANGE OF DIRECTORS

The board of directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) announces that with effect from 1 January, 2006:

1.	Ms. Sio Veng Kuan, Corinna has resigned as an Executive Director and Finance Director of the Company; and

2.	Mr. Lai Ni Quiaque has been appointed as an Executive Director and Chief Financial Officer of the Company.

The Board of the Company announces that Ms. Sio Veng Kuan, Corinna has resigned as an Executive Director and the Finance Director of the Company due to personal reasons effective from 1 January, 2006.

Ms. Sio has confirmed that she has no disagreement with the Board and there are no matters relating to her resignation that need to be brought to the attention of the shareholders of the Company.

The Board further announces that with effect from 1 January, 2006, Mr. Lai Ni Quiaque has been appointed as an Executive Director and the Chief Financial Officer of the Company.

Mr. Lai, aged 36, joined the Company in May 2004 and acted as the director of corporate development to oversee the Company’s investor relations and corporate finance functions. Mr. Lai has 13 years’ experience in telecommunications industry research and finance. Prior to joining the Company, Mr. Lai was Director and Head of Asia Telecom Research for Credit Suisse First Boston, having spent 8 years with the firm. Before that, Mr. Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia and is a qualified member of the Australian Society of Certified Public Accountants. Save as disclosed above, Mr. Lai did not hold any directorship in any listed public companies or in the Company in the last three years.

There is no designated length of service for Mr. Lai with the Company but he will be subject to retirement by rotation and re-election at general meetings of the Company in accordance with the Articles of Association of the Company. He has no relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the date of this announcement, Mr. Lai has joint interests with his wife, Mrs. Lai Michele Pek Lian, in 8,560,000 ordinary shares of the Company; and he beneficially owns share options granted by the Company to subscribe for 6,000,000 ordinary shares of the Company at exercise price of HK$1.47 each within the meaning of Part XV of the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong). He shall enter into a service contract with the Company and his remuneration will be determined by the remuneration committee of the Company.

Save as disclosed above, the Board is not currently aware of any matters relating to the above that need to be brought to the attention of the shareholders of the Company.

The Board would take this opportunity to express its gratitude to Ms. Sio Veng Kuan, Corinna for her valuable contribution towards the Company during her tenure of office and to welcome Mr. Lai for joining the Board. As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Mr. Lai Ni Quiaque; the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board
Eva Leung
Company Secretary

Hong Kong, 3 January, 2006

“Please also refer to the published version of this announcement in South China Morning Post.”

For immediate release

HKBN Announced New Appointment

To Strengthen Customer Relationship Management

Hong Kong, 29 September 2005 - Hong Kong Broadband Network Ltd (HKBN) today announced that Mr. William Yeung will join the company as Chief Operating Officer with effect from 3 October 2005, to head the new section “Customer Engagement Department” and to oversee customer relationship management.

“HKBN has been aggressive in extending network coverage and launching new services, resulting in substantial customer growth. To sustain the growth, we have to enhance our service quality. The expertise and experience that Mr. Yeung gained during his long career in telecom industry, especially his outstanding performance in customer relationship management, will be particularly valuable to HKBN,” said Mr. Ricky Wong, Chairman of HKBN, in welcoming Mr. Yeung to the company.

“The establishment of new department reflects our pledge towards building a customer-oriented culture and delivering the best customer experience. Engaged customers will take pride in using our services, trust our brand and are confident in our service quality, that will help achieving our ultimate goal to assure the company’s long-term benefits. In this highly competitive market, we do not talk the talk and we do not walk the talk. Indeed, we have to run the talk,” said Mr. William Yeung.

Mr. Yeung has more than 13 years’ experience in the telecom industry. Prior to joining the company, Mr. Yeung was the Director of Customers Division in Smartone-Vodafone. Before that, Mr. Yeung was the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited, and has been an Inspector of Police in the Hong Kong Police Force. Mr. Yeung holds a Bachelor of Arts degree from Hong Kong Baptist University, a Master of Business Administration degree from University of Strathclyde, UK and a Master of Science degree in Electronic Commerce and Internet Computing from the University of Hong Kong.

“I am looking forward to cooperating with Mr. Yeung, leading for breakthrough and prospects for the development of our company,” Mr. Wong concluded.

- End -

About City Telecom

Established in 1992, City Telecom (H.K.) Limited (SEHK : 1137, NASDAQ : CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), has deployed a Metro Ethernet network of 1.2 mn homes pass, achieving an aggregate Voice, Broadband (1000Mbps, 100Mbps and 10Mbps), IP-TV and Corporate data subscription base in excess of 600,000 subscriptions. HKBN is now the second largest operator in the residential voice and broadband market in Hong Kong. Additional information on City Telecom can be found at www.ctihk.com.

For enquiries, please contact:

Corporate Communications	Investor Relations
Jessie Cheng	NiQ Lai
Tel: (852) 3145 4118	Tel: (852) 3145 4710
Fax: (852) 2199 8372	Fax: (852) 3145 8445
Email: chengcm@ctihk.com	Email: ir@ctihk.com